SCHEDULE A

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)

Oppenheimer Large Cap Revenue ETF	0.49%

Oppenheimer Mid Cap Revenue ETF	0.54%

Oppenheimer Small Cap Revenue ETF	0.54%

Oppenheimer Consumer Discretionary Sector Revenue ETF	0.49%

Oppenheimer Consumer Staples Sector Revenue ETF	0.49%

Oppenheimer Energy Sector Revenue ETF	0.49%

Oppenheimer Financials Sector Revenue ETF	0.49%

Oppenheimer Health Care Sector Revenue ETF	0.49%

Oppenheimer Industrials Sector Revenue ETF	0.49%

Oppenheimer Information Technology Sector Revenue ETF	0.49%

Oppenheimer Materials Sector Revenue ETF	0.49%

Oppenheimer Utilities Sector Revenue ETF	0.49%

Oppenheimer Navellier Overall A-100 Revenue ETF	0.60%

Oppenheimer ADR Revenue ETF	0.49%

Oppenheimer Ultra Dividend Revenue ETF	0.49%

Oppenheimer Emerging Market Revenue ETF	0.49%

Oppenheimer Global Growth Revenue ETF	0.70%

Oppenheimer ESG Revenue ETF	0.40%

Oppenheimer Global ESG Revenue ETF	0.45%